Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Audit and Risk Committee Changes

Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross”) disclosed today that effective April 21, 2020, Mr. Ian Atkinson has resigned from the company’s Audit and Risk Committee. Therefore effective April 21, 2020, the Audit and Risk Committee of Kinross is comprised of Mr. John Brough (chair), Mr. Kerry Dyte and Ms. Elizabeth McGregor.

For any inquiries regarding this matter, please contact:

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com